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Filed by NorthPoint Communications Group, Inc.
 Pursuant to Rule 425 under the Securities Act of 1933 and
 Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
 Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 18, 2000:


What This Means to Your NPC Stock Options

One of the most important questions you might have is, "What does this mean to my NorthPoint stock options?"
Below is an example calculation to show you what could happen. But remember:
This example is for illustrative purposes only.

First, let's clarify the impact on employees depending on the status of their options:

Employee Status:

Shareholder employee who has exercised options and is holding stock certificates at time of merger close (i.e. - you are a stockholder)

Impact:

Will receive one share of the new NorthPoint for each share of the old NorthPoint and a cash dividend of approximately $2.50 per share

Employee Status:

Option holder employee who has vested options, but has not exercised them

Impact:

Will receive additional options and lowered exercise price, but will not receive same cash payout as external shareholders

Employee Status:
Option holder employee who has no vested options

Impact:

Will receive additional options and lowered exercise price, but will not receive same cash payout as external shareholders

Employee Status:
Option holder employee who has both vested and unvested options

Impact:

Will receive additional options and lowered exercise price applied to both vested and unvested options, but will not receive same cash payout as external shareholders

Employee Status:

Employee Stock Purchase Plan (ESPP) shares you have bought as of the close of the merger

Impact:
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Will receive same cash payout as external shareholders

The financial benefit of the merger to NorthPoint employees who have stock options has been designed to be comparable to the benefit to shareholders. As part of the merger consideration, each NorthPoint shareholder will receive one share of the new NorthPoint and their share of the $350 million in cash that Verizon will pay to the NorthPoint shareholders at closing. Assuming the deal had closed on August 7, 2000, each shareholder would have received approximately $2.50 in cash for each share he/she owned at that time. The number of shares outstanding will change between now and closing and so will the amount of cash shareholders will receive for each share they own. For purposes of this example, let's assume shareholders will receive $2.50 for each share they own.

At the closing several months from now, employees' stock option grants will be converted from the old NorthPoint to the new NorthPoint with an increase in the number of stock options and a decrease in the exercise price. Here's an example of how that works:

Let's assume you currently have 1,000 stock options at an exercise price of $5.00 each. If you multiply 1,000 x $2.50 (the amount of cash payable to shareholders of old NorthPoint), you get $2,500. Then divide $2,500 by the average closing price during the week the deal closes. Of course, we cannot know what the closing price will be at any future time, so for the sake of this example, let's assume that average closing price for the week is $20.00. You would then divide $2,500 by $20, which equals 125. You now have 125 additional stock options for a total of 1,125.

In order to calculate the new exercise price, multiply the original 1,000 shares x the original exercise price of $5.00. That is $5,000. Now divide the $5,000 by the number of your options to purchase shares in the new NorthPoint, and you get the new exercise price of $4.44 per share.

The bottom line is that employees get an increase in the number of stock options and a decrease in the exercise price.

Here is another way to look at the same calculation:

       -----------------------------------------------------------------
                         Before the close:         After the close:
       -----------------------------------------------------------------
        Option:          1,000 shares of old NPC   1,125 shares of new
                                                   NPC
       -----------------------------------------------------------------
        Exercise Price:  $5.00 per share           $4.44
       -----------------------------------------------------------------


                        Option conversion calculation:
     1,000 shares x $2.50 = $2,500 divided by $20 = 125 additional options

                          Exercise price calculation:
                   $5,000 divided by 1,125 = $4.44 per share

Since the objective is to retain as many NorthPoint employees as possible, there is no change in the vesting of options.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents
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regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate," "projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties. Some of these risks and uncertainties include, without limitation: NorthPoint's dependence on strategic third parties to market and resell its services, intense competition for NorthPoint's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital, the inability to obtain, or meet conditions imposed for, governmental approvals for the proposed merger with Verizon Communications' DSL business, the failure of NorthPoint's stockholders to approve the merger, costs related to the merger, the risk that NorthPoint's and Verizon's DSL businesses will not be integrated successfully, the failure of NorthPoint to realize anticipated benefits of the merger and other economic, business, competitive and/or regulatory risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.